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Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Bellatrix Exploration Ltd.

We consent to the use of our report, dated March 12, 2014,with respect to the consolidated financial statements included in this annual report on Form 40-F.

Chartered Accountants

March 21, 2014

Calgary, Canada

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affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

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